SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No....)

                                  CARESIDE INC
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    141728105
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141728105

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    CAK Capital Management, Inc. d/b/a Knott Capital Management

    IRS No. 23-2983437

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [  ]    (b) [  ]           N/A

3.  SEC Use Only


4.  Citizenship or Place of Organization
      Pennsylvania

      Number of Shares      5.  Sole Voting Power           1,370,098
      Beneficially
      Owned                 6.  Shared Voting Power         N/A
      by Each
      Reporting             7.  Sole Dispositive Power      1,370,098
      Person
      With                  8.  Shared Dispositive Power    N/A

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,370,098

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
          N/A

11. Percent of Class Represented by Amount in Row 9
          8.1%

12. Type of Reporting Person (See Instructions)
         Investment Adviser (IA)

Item 1(a) Name of Issuer:
                     Careside Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
                      6100 Bristol Parkway, Culver City, CA 90230

Item 2

2(a) Name of Person Filing:
          CAK Capital Management, Inc. d/b/a Knott Capital Management

2(b) Address or Principal Business Office or, if none, Residence:
          1234 West Chester Pike, Suite 200, West Chester, PA 19382

2(c) Citizenship:
          Pennsylvania

2(d) Title of Class of Securities:
          Common Stock

2(e) CUSIP No.:
          141728105

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

    e. [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.       Amount Beneficially Owned:
           1,370,098
b.       Percent of class
         8.1%
c.       Number of shares as to which such person has:

         i.   Sole power to vote or to direct the vote
              1,370,098
         ii.  Shared power to vote or to direct the vote
              N/A
         iii. Sole power to dispose or to direct the disposition of
              1,370,098
         iv. Shared power to dispose or to direct the disposition of N/A

              CAK Capital Management, Inc. doing business as Knott Capital Management ("KCM") hereby disclaims beneficial ownership of all the above securities. Such securities are held in discretionary accounts which KCM manages.

Item 5.  Ownership of 5 Percent or Less of a Class.
               N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person
         Clients for whom KCM acts as investment adviser may withdraw dividends or the proceeds of sales from the accounts managed by KCM. No single client account owns more than 5% of the class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

              N/A

Item 8. Identification and Classification of Members of the Group

              N/A
Item 9. Notice of Dissolution of Group

             N/A
Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated April 23, 2002

Signature
CAK Capital Management, Inc. d/b/a Knott Capital Management
By:  /s/ Charles A. Knott, Jr.